Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Quarter ended March 31,
	2016	2015
Income from continuing operations before income taxes	$175	$90
Add (deduct):
Fixed charges	47	57
Capitalized interest	(1)	(1)
Amortization of capitalized interest	2	2
Equity in earnings related to equity method investees	(2)	(3)
Distributions from equity investments	12	4
Adjusted earnings	$233	$149
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$39	$49
Capitalized interest	1	1
Portion of rents representative of the interest factor	7	7
Total fixed charges	$47	$57
Ratio of earnings to fixed charges	5.0	2.6